

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 2, 2016

Michael J. Rugen
Chief Executive Officer
Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111

>   **Re: Tengasco, Inc.**
>   **Amendment 2 to Registration Statement on Form S-1**
>   **Filed November 21, 2016**
>   **File No. 333-214149**

Dear Mr. Rugen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. References to the staff's prior comments are to the comments contained in our letter to you dated November 14, 2016.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Your amended filing continues to exclude certain information not excludable under Securities Act Rule 430A. You also deleted references on the prospectus cover page and elsewhere to the number of shares subject to the subscription rights, despite the guidance that CDI 227.02 (Securities Act Rules) provides. See https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm . Therefore, we reissue prior comment 2. You may use brackets to identify information that is subject to change prior to effectiveness.

Material U.S. Federal Income Tax Consequences, page 29

Tax Consequences to U.S. Holders, page 31

2.   We note your response to our prior comment 4, and your revised disclosures, and we reissue the comment. Among other things, we note that you repeat several times in the prospectus that the receipt and exercise of the subscription rights "generally should not be taxable under U.S. federal income tax laws." You also state at page 31 that the application of Section 305 is "very complex and subject to uncertainty." One of the sections of Staff Legal Bulletin No. 19 (CF) cited in prior comment 4 indicates that an example of material tax consequences (requiring an opinion) is when such consequences "are so unusual or complex that investors would need to have the benefit of an expert's opinion to understand the tax consequences in order to make an informed investment decision." See Staff Legal Bulletin 19 at Section III.A.2, including footnote 39.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director
                                Office of Natural Resources